Exhibit 99.1

Brookfield Asset Management Inc.

REPORT ON VOTING RESULTS

Annual Meeting of Shareholders

June 12, 2020

National Instrument 51-102 – Section 11.3 (Canada)

The Annual Meeting of Shareholders of Brookfield Asset Management Inc. (the “Corporation”) was held on Friday, June 12, 2020 at 10:30 a.m. in a virtual meeting format via live audio webcast at: ttps://web.lumiagm.com/194315325. At this meeting, there were 306 shareholders represented in person or by proxy holding 1,147,874,487 Class A Limited Voting Shares (“Class A Shares”), representing 72.98% of the Corporation’s 1,572,862,992 issued and outstanding Class A Shares on the record date for this meeting, and one shareholder holding 85,120 Class B Limited Voting Shares (“Class B Shares”), representing 100% of the Corporation’s 85,120 issued and outstanding Class B Shares.

The following is a summary of the votes cast by holders of the Class A Shares and Class B Shares represented at this meeting.

Election of Directors

All of the 16 nominees proposed by management for election to the Board of Directors of the Corporation were nominated and elected at this meeting by acclamation. As indicated below, each director elected at this meeting also received a majority of the proxy votes cast for and withheld from voting for the individual director.

Management received the following proxies from holders of Class A Shares in regard to the election of the eight directors nominated for election by this class of shareholders:

Director Nominee	Votes For	%	Votes Withheld	%
M. Elyse Allan	1,101,810,850	99.68	3,591,137	0.32
Angela F. Braly	1,097,833,815	99.32	7,568,172	0.68
Murilo Ferreira	1,099,888,119	99.50	5,513,868	0.50
Janice Fukakusa	1,104,253,028	99.90	1,148,959	0.10
Frank J. McKenna	1,057,808,228	95.69	47,593,759	4.31
Rafael Miranda	1,099,381,554	99.46	6,020,433	0.54
Seek Ngee Huat	1,101,433,153	99.64	3,968,834	0.36
Diana L. Taylor	1,063,219,221	96.18	42,182,766	3.82

Management received a proxy from the holder of Class B Shares to vote all 85,120 Class B Shares for each of the eight directors nominated for election by this shareholder class, namely Jeffrey M. Blidner, Jack L. Cockwell, Marcel R. Coutu, Maureen Kempston Darkes, Bruce Flatt, Brian D. Lawson, Howard S. Marks and Lord O’Donnell.

Appointment of Auditors

The resolution to reappoint Deloitte LLP, Chartered Accountants, as the external auditor of the Corporation to hold office until the next Annual Meeting of Shareholders and to authorize the directors to fix the remuneration to be paid to the external auditor was approved by the majority of both the holders of Class A Shares and Class B Shares.

Management received the following proxies from the holders of Class A Shares and Class B Shares on this resolution:

Class	Outcome	Votes For	%	Votes Withheld	%
Class A Shares	Carried	1,124,111,682	97.93	23,762,805	2.07
Class B Shares	Carried	85,120	100.0	Nil	Nil

Passing an Advisory Resolution on the Corporation’s Approach to Executive Compensation

The resolution passing an advisory resolution on the Corporation’s Approach to Executive Compensation, as set out in the Management Information Circular dated April 27, 2020, was approved by the majority of the holders of Class A Shares.

Management received the following proxies from the holders of Class A Shares on this resolution:

Class	Outcome	Votes For	%	Votes Against	%
Class A Shares	Carried	1,004,489,348	90.89	100,912,633	9.11

Against the Shareholder Resolution in Support of Shareholder Proposal One

The resolution approving the Shareholder Proposal submitted by The British Columbia Teachers’ Federation, as set out in the Management Information Circular dated April 27, 2020, was declined by the majority of both the holders of Class A and Class B Shares.

Management received the following proxies from the holders of Class A Shares and Class B Shares on this resolution:

Class	Outcome	Votes For	%	Votes Against	%
Class A Shares	Carried	84,324,287	7.63	1,021,077,572	92.37
Class B Shares	Carried	Nil	Nil	85,120	100.0

Withdrawal of the Shareholder Resolution in Support of Shareholder Proposal Two

The Shareholder Proposal submitted by the B.C. Government and Service Employees’ Union General Fund and B.C. Government and Service Employees’ Union Strike Fund, as set out in the Management Information Circular dated April 27, 2020, was withdrawn and no ballot was conducted for Shareholder Proposal Two.

Other Business

There were no other matters coming before this meeting that required a vote by either the holders of Class A Shares or Class B Shares.

Brookfield Asset Management Inc.
/s/ Justin B. Beber
Justin B. Beber
Managing Partner, Head of Corporate Strategy & Chief Legal Officer

Date: June 15, 2020